SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Boardwalk Pipeline Partners, LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

096627104
(CUSIP Number)

W. Douglas Field
3800 Frederica Street
Owensboro, Kentucky 42301
(270) 926-8686
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2005
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

CUSIP No. 096627104	Page 2 of 13

1	Name of Reporting Person
I.R.S. Identification No. of above person (entities only)
Boardwalk Pipelines Holding Corp.
06-1687421

2	Check the appropriate box if a member of a group*	(a) ☑
(b) ☐
3	SEC use only
4	Source of Funds		OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially	7	Sole Voting Power*	53,256,122	Common
		Units
Owned by Each Reporting	8	Shared Voting Power
	9	Sole Dispositive Power*	53,256,122	Common
Person With		Units
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person*	53,256,122	Common Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11)		78.0%
14	Type of Reporting Person		HC; CO

*    Boardwalk Pipelines Holding Corp. also holds 33,093,878 subordinated units representing limited partner interests in Boardwalk Pipeline Partners, LP, which may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 096627104	Page 3 of 13

1	Name of Reporting Person
I.R.S. Identification No. of above person (entities only)
Loews Corporation
13-2646102

2	Check the appropriate box if a member of a group*	(a) ☑
(b) ☐
3	SEC use only
4	Source of Funds		OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially	7	Sole Voting Power*	53,256,122	Common
		Units
Owned by Each Reporting	8	Shared Voting Power
	9	Sole Dispositive Power*
Person With		Units	53,256,122	Common
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person*	53,256,122	Common Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11)		78.0%
14	Type of Reporting Person		HC; CO

* Loews Corporation also beneficially owns the 33,093,878 subordinated units representing limited partner interests in Boardwalk Pipeline Partners, LP, held by Boardwalk Pipelines Holding Corp.

CUSIP No. 096627104	Page 4 of 13

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Boardwalk Pipeline Partners, LP, a Delaware limited partnership (the “Issuer”), which has its principal executive office at 3800 Frederica Street, Owensboro, Kentucky 42301. The total number of Common Units reported as beneficially owned in this Schedule 13D is 53,256,122, which constitutes approximately 78.0% of the total number of Common Units outstanding. In addition, the reporting persons beneficially own subordinated units (the “Subordinated Units”), which are convertible on a one-to-one basis into Common Units as described in Item 6. The beneficial ownership reported in this Schedule 13D assumes that at November 15, 2005, after giving effect to the issuance by the Issuer of 15,000,000 Common Units, there were 68,256,122 Common Units outstanding. The Common Units and Subordinated Units each represent limited partner interests in the Issuer.

Item 2. Identity and Background.

(a) This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(a) of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Boardwalk Pipelines Holding Corp., a Delaware corporation (“BPHC”), by virtue of its direct beneficial ownership of Common Units; and (ii) Loews Corporation, a Delaware corporation (“Loews”), by virtue of its ownership of all the outstanding common stock of BPHC; (BPHC and Loews are collectively referred to herein as the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b) The business address of BPHC is 3800 Frederica Street, Owensboro, Kentucky 42301 and the business address of Loews is 667 Madison Avenue, New York, New York 10021.

(c) Present principal occupation or employment or principal business:

               (1)    BPHC is solely a holding company which owns (a) 100% of the equity interest in Boardwalk GP, LLC, a Delaware limited liability company, (b) a 98% limited partner interest in Boardwalk GP, LP, a Delaware limited partnership and (c) the
                            Common Units and Subordinated Units reported on this Schedule 13D. Boardwalk GP, LLC is the general partner of
                            Boardwalk GP, LP, the general partner of the Issuer; and

                    (2)    Loews is solely a holding company which holds the stock of BPHC and certain other subsidiaries.

           (d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a

CUSIP No. 096627104	Page 5 of 13

judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Issuer was formed on August 4, 2005 as a Delaware limited partnership to hold all of the equity interest of Boardwalk Pipelines, LP (formerly Boardwalk Pipelines, LLC), which holds all of the equity of its operating subsidiaries, Texas Gas Transmission, LLC and Gulf South Pipeline Company, LP. At the closing of the Issuer’s initial public offering of Common Units on November 15, 2005, BPHC conveyed the partnership interests in Boardwalk Pipelines, LP to the Issuer in exchange for which BPHC received 53,256,122 Common Units and 33,093,878 Subordinated Units.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The information with respect to the possible future conversion of Subordinated Units into Common Units set forth in Item 6 of this Schedule 13D is hereby incorporated herein.

(b) None.

(c) None.

(d) None.

(e) BPHC, as owner of the general partner of the Issuer, and Loews, as owner of BPHC, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

CUSIP No. 096627104	Page 6 of 13

Item 5. Interest in Securities of the Issuer.

              (a) BPHC is the record and beneficial owner of 53,256,122 Common Units, which in the aggregate represents approximately 78.0% of the outstanding Common Units. BPHC also holds 33,093,878 Subordinated Units which are convertible into an equal number of Common Units.

By virtue of its ownership of all the outstanding common stock of BPHC, Loews may be deemed to possess indirect beneficial ownership of the Common and Subordinated Units beneficially owned by BPHC.

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedule A to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. Certain of the persons named in Schedule A to this Schedule 13D beneficially own Common Units in the amounts set forth next to their names in Schedule A.

                (b) BPHC has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 53,256,122 Common Units and 33,093,878 Subordinated Units beneficially owned by it.

By virtue of its ownership of all the outstanding common stock of BPHC, Loews may be deemed to possess indirect beneficial ownership of the Common Units and Subordinated Units beneficially owned by BPHC and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units and Subordinated Units beneficially owned by BPHC.

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

                (c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of Common Units being reported on this Schedule 13D.

                (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units being reported on this Schedule 13D.

                (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Issuer Partnership Agreement

Subject to the terms and conditions of the Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the general partner of the Issuer and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Pursuant to the terms of the Issuer Partnership Agreement, each Subordinated Unit will convert into one Common Unit at the end of the subordination period. Unless earlier terminated pursuant to the terms of the Issuer Partnership Agreement, the subordination period will extend until the date two business days after the Partnership meets the financial tests set forth in the Issuer Partnership Agreement.

CUSIP No. 096627104	Page 7 of 13

Depending on the matter subject to a vote, the Subordinated Units vote either as a separate class from the Common Units or as part of a single class with the Common Units.

The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement.

Exhibit B
Contribution, Conveyance and Assumption Agreement, dated November 15, 2005, among Boardwalk Pipelines Holding Corp., Boardwalk GP, LLC, Boardwalk GP, LP, Boardwalk Pipeline Partners, LP, and the other parties named therein, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2005.

Exhibit C
First Amended and Restated Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP, incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 22, 2005

BOARDWALK PIPELINES HOLDING CORP.

By:	/s/ Jamie L. Buskill
Jamie L. Buskill
Chief Financial Officer

LOEWS CORPORATION

By:	/s/ Gary W. Garson
Gary W. Garson
Senior Vice President

SIGNATURE PAGE
SCHEDULE 13D

CUSIP No. 096627104	Page 9 of 13

SCHEDULE A

General Partners, Executive Officers, Managers and Board of Directors

Boardwalk Pipelines Holding Corp.

Common Units
Name	Position	Principal Occupation/Business	Beneficially Owned

Jamie L. Buskill	Vice President, Chief	Chief Financial Officer of (1)	0
3800 Frederica Street	Financial Officer and	Boardwalk GP, LLC, the general
Owensboro, Kentucky 42301	Director	partner of Boardwalk GP, LP,
which is the general partner of the
Issuer; and (2) Texas Gas
Transmission, LLC, an indirect
wholly-owned subsidiary of the
Issuer

H. Dean Jones II	President and Director	Co-President of (1) Boardwalk GP,	0
3800 Frederica Street		LLC, the general partner of
Owensboro, Kentucky 42301		Boardwalk GP, LP, which is the
general partner of the Issuer; and
(2) Texas Gas Transmission, LLC,
an indirect wholly-owned
subsidiary of the Issuer

Andrew H. Tisch	Director	See below	See below
c/o Loews Corporation
667 Madison Avenue
New York, New York 10021

Loews Corporation

			Common Units
Name and Address	Position	Principal Occupation/Business	Beneficially Owned (1)

Joseph L. Bower	Director	Donald K. David Professor of	0
Harvard Business School		Business Administration,
Morgan 467, Soldiers Field		Harvard University
Boston, MA 02163

John Brademas	Director	President Emeritus,	0
New York University		New York University
King Juan Carlos I of Spain Ctr.
53 Washington Sq. So., 3rd Flr.
New York, NY 10012

Charles M. Diker	Director	Managing Partner,	0
Diker Management		Diker Management LLC
745 Fifth Avenue, Suite 1409
New York, NY 10153

Paul J. Fribourg	Director	Chairman of the Board and	0
ContiGroup Companies, Inc.		Chief Executive Officer,
277 Park Avenue, 50th Flr.		ContiGroup Companies
New York, NY 10172

CUSIP No. 096627104	Page 10 of 13

Gary W. Garson*	Senior Vice President	Senior Vice President, Secretary	2,500
	Secretary and General	and General Counsel of Loews
	Counsel	Corporation

Walter L. Harris	Director	President and Chief Executive	2,000
Tanenbaum-Harber Co., Inc.		Officer, Tanenbaum-Harber
320 W. 57th Street		Company, Inc.
New York, NY 10019

Herbert C. Hofmann	Senior Vice President	Senior Vice President of Loews	7,500
Bulova Corporation		Corporation and President of
One Bulova Avenue		Bulova Corporation
Woodside, NY 11377

Peter W. Keegan*	Senior Vice President	Senior Vice President and Chief	0
	and Chief Financial	Financial Officer of Loews
	Officer	Corporation

Philip A. Laskawy	Director	Retired Chairman and	10,000
Ernst & Young		Chief Executive Officer,
5 Times Square		Ernst & Young
New York, NY 10036

Arthur L. Rebell*	Senior Vice President	Senior Vice President of Loews	30,000
Corporation

Gloria R. Scott	Director	Owner, G. Randle Services	0
539 South County Road 1142
Riviera, TX 78379

Andrew H. Tisch*	Chairman of the	Chairman of the Executive	18,500 (2)
	Executive Committee,	Committee and member of the
	member of the Office of	Office of the President of Loews
	the President and	Corporation
Director

James S. Tisch*	President, Chief	President, Chief Executive	18,500 (3)
	Executive Officer,	Officer and member of the Office
	member of the Office of	of the President of Loews
	the President and	Corporation
Director

Jonathan M. Tisch*	Chairman and Chief	Chairman and Chief Executive	0
	Executive Officer of	Officer of Loews Hotels and
	Loews Hotels, member	member of the Office of the
	of the Office of the	President of Loews Corporation
President and Director

*  The business address for each of these persons is c/o Loews Corporation, 667 Madison Avenue, New York, New York 10021.

(1)
To the knowledge of the Reporting Persons, each of the persons listed above has sole voting and dispositive control with respect to the Common Units beneficially owned by it, as shown in the column titled “Common Units Held,” except for the Common Units beneficially owned by Messrs. Andrew H. Tisch and James S. Tisch described below.

CUSIP No. 096627104	Page 11 of 13

(2)
Includes one-quarter of a total of 74,000 units purchased by a general partnership in which a one-quarter interest is held by a trust of which Mr. Andrew H. Tisch is managing trustee. Mr. Tisch shares voting and dispositive control over such Common Units with the other partners of such general partnership.

(3)
Includes one-quarter of a total of 74,000 units purchased by a general partnership in which a one-quarter interest is held by a trust of which Mr. James S. Tisch is managing trustee. Mr. Tisch shares voting and dispositive control over such Common Units with the other partners of such general partnership.

CUSIP No. 096627104	Page 12 of 13

EXHIBIT INDEX

Exhibit A*	Joint Filing Agreement.

Exhibit B
Contribution, Conveyance and Assumption Agreement, dated November 15, 2005, among Boardwalk Pipelines Holding Corp., Boardwalk GP, LLC, Boardwalk GP, LP, Boardwalk Pipeline Partners, LP, and the other parties named therein, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2005.

Exhibit C
First Amended and Restated Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP, incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2005.

_________________
*Filed herewith

JOINT FILING STATEMENT	EXHIBIT A

Each of the undersigned agrees that (i) the statement of Schedule 13D relating to the Common Units of Boardwalk Pipeline Partners, LP has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 to apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

November 22, 2005

BOARDWALK PIPELINES HOLDING CORP.

By:	/s/ Jamie L. Buskill
Jamie L. Buskill
Chief Financial Officer

LOEWS CORPORATION

By:	/s/ Gary W. Garson
Gary W. Garson
Senior Vice President